 Form 6-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 2020

Commission File Number: 1-32575

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Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

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30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]            No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Transaction in Own Shares

1 April 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 1 April 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
01 April 2020	45,353	16.0400 EUR	15.6120 EUR	15.8384 EUR	BATS (BXE)
01 April 2020	125,733	16.2580 EUR	15.6120 EUR	15.8662 EUR	Chi-X (CXE)

 Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
01 April 2020	773,649	1,392.00 GBp	1,303.40 GBp	1,363.86 GBp	LSE
01 April 2020	32,963	1,361.40 GBp	1,309.00 GBp	1,329.23 GBp	BATS (BXE)
01 April 2020	34,874	1,362.00 GBp	1,309.60 GBp	1,330.40 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries
Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550
Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_01.04.2020 (https://ml-eu.globenewswire.com/Resource/Download/f6969393-b03b-4ae0-be19-ff61fb97d21f)

Transaction in Own Shares

3 April 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 3 April 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
03 April 2020	39,565	16.7700 EUR	16.6820 EUR	16.7496 EUR	BATS (BXE)
03 April 2020	68,529	16.7700 EUR	16.6820 EUR	16.7499 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
03 April 2020	115,086	1,402.00 GBp	1,392.60 GBp	1,398.01 GBp	LSE
03 April 2020	7,576	1,395.00 GBp	1,392.60 GBp	1,394.01 GBp	BATS (BXE)
03 April 2020	4,732	1,395.00 GBp	1,392.60 GBp	1,394.03 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_03.04.2020 (https://ml-eu.globenewswire.com/Resource/Download/e5b7b0ad-fe0c-4530-a0ca-3fe35974d180)

Transaction in Own Shares

6 April 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 6 April 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
06 April 2020	183,250	17.2160 EUR	16.7700 EUR	16.9725 EUR	BATS (BXE)
06 April 2020	417,833	17.2300 EUR	16.7760 EUR	16.9713 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
06 April 2020	889,326	1,438.00 GBp	1,403.00 GBp	1,417.33 GBp	LSE
06 April 2020	132,479	1,438.00 GBp	1,403.80 GBp	1,419.24 GBp	BATS (BXE)
06 April 2020	120,148	1,438.00 GBp	1,403.40 GBp	1,419.48 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_06.04.2020 (https://ml-eu.globenewswire.com/Resource/Download/70e56777-1fa5-49f2-913c-95233d8af3cf)

Transaction in Own Shares

7 April 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 7 April 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
07 April 2020	191,988	17.6900 EUR	17.1480 EUR	17.4858 EUR	BATS (BXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
07 April 2020	710,602	1,479.00 GBp	1,448.20 GBp	1,469.38 GBp	LSE
07 April 2020	44,949	1,474.00 GBp	1,448.80 GBp	1,465.72 GBp	BATS (BXE)
07 April 2020	50,871	1,474.00 GBp	1,448.80 GBp	1,465.27 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_07.04.2020 (https://ml-eu.globenewswire.com/Resource/Download/0d473189-b681-4a37-a571-a81fcae734b1)

REPLACEMENT - Transaction in Own Shares

8 April 2020

LONDON STOCK EXCHANGE ANNOUNCEMENT

This announcement is made in replacement of the Transaction in Own Shares announcement released at 17:32 on April 7, 2020

In the announcement submitted to market at 17:32 on April 7, 2020 regarding a transaction in own shares, the aggregated information on “A” shares purchased was incorrectly stated.  It is corrected below.

· · · · · · · · · · · · · · · ·

Royal Dutch Shell plc (the ‘Company’) announces that on 7 April 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
07 April 2020	191,988	17.6900 EUR	17.1480 EUR	17.4858 EUR	BATS (BXE)
07 April 2020	367,255	17.6900 EUR	17.1540 EUR	17.4876 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
07 April 2020	710,602	1,479.00 GBp	1,448.20 GBp	1,469.38 GBp	LSE
07 April 2020	44,949	1,474.00 GBp	1,448.80 GBp	1,465.72 GBp	BATS (BXE)
07 April 2020	50,871	1,474.00 GBp	1,448.80 GBp	1,465.27 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Replacement_Shell_RNS_07.04.2020 (https://ml-eu.globenewswire.com/Resource/Download/fcbaa557-e24b-45a7-9526-c8d64a909ca1)

Transaction in Own Shares

8 April 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 8 April 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
08 April 2020	187,769	17.4760 EUR	16.9360 EUR	17.1695 EUR	BATS (BXE)
08 April 2020	426,650	17.4840 EUR	16.9320 EUR	17.1770 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
08 April 2020	882,921	1,478.60 GBp	1,434.40 GBp	1,453.24 GBp	LSE
08 April 2020	105,732	1,469.00 GBp	1,434.40 GBp	1,452.39 GBp	BATS (BXE)
08 April 2020	100,454	1,478.20 GBp	1,436.20 GBp	1,452.77 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_08.04.2020 (https://ml-eu.globenewswire.com/Resource/Download/a191e6ed-38f1-490a-bbd9-03083c9ec4d9)

Transaction in Own Shares

9 April 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 9 April 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
09 April 2020	169,514	17.9080 EUR	17.2740 EUR	17.5836 EUR	BATS (BXE)
09 April 2020	394,369	17.9700 EUR	17.2560 EUR	17.5857 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
09 April 2020	789,376	1,512.80 GBp	1,452.60 GBp	1,483.86 GBp	LSE
09 April 2020	88,400	1,511.00 GBp	1,454.80 GBp	1,482.01 GBp	BATS (BXE)
09 April 2020	83,899	1,511.60 GBp	1,454.20 GBp	1,484.17 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_09.04.2020 (https://ml-eu.globenewswire.com/Resource/Download/5a1c8aec-8c99-4411-857b-3db31272e19a)

Transaction in Own Shares

14 April 2020

Royal Dutch Shell plc (the ‘Company’) announces that on 14 April 2020 it purchased the following number of "A" Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
14 April 2020	183,670	17.6900 EUR	16.7120 EUR	17.0991 EUR	BATS (BXE)
14 April 2020	421,312	17.6960 EUR	16.6960 EUR	17.0903 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
14 April 2020	838,190	1,487.00 GBp	1,415.80 GBp	1,438.01 GBp	LSE
14 April 2020	114,809	1,482.80 GBp	1,418.60 GBp	1,435.99 GBp	BATS (BXE)
14 April 2020	108,228	1,486.80 GBp	1,406.60 GBp	1,435.38 GBp	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_14.04.2020 (https://ml-eu.globenewswire.com/Resource/Download/82448953-7c87-4d44-be64-69a27b6a1385)

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: April 16, 2020	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary